Williams Securities Law Firm, P.A.
2503 W. Gardner Ct.
Tampa  FL  33611

February 18, 2014

Jennifer Gowetsk, Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Cosmos Holdings Inc. f/k/a Prime Estates and Developments, Inc. Amendment No. 2 to Form 8-K Filed January 3, 2014 File No. 000-54436

Dear Ms. Gowetsk,

We have filed a further amended Form 8-K/A to the above-captioned Form 8-K/A.

The table setting forth responses to our comments on Form 8-K is attached.

If you have any questions concerning this matter or anything else related to this filing, please do not hesitate to contact the undersigned.

Thank you for our consideration.

Sincerely,

/s/ Michael T. Williams
Michael T. Williams
Williams Securities Law Firm, P.A.

COMMENT NUMBER	RESPONSE
1
We have updated our disclosure in various places with your requested disclosure, as follows:

However, as previously reported on Form 8-K filed on January 15, 2014:

By letter dated January 13, 2014, Mr. Panagiotis Drakopoulos resigned as Treasurer (CFO) and Director of the Company, effective January 13, 2014. His letter did not indicate any disagreement with management and stated specifically that his resignation was due to personal reasons.

By letter dated January 13, 2014, Mr. Konstantinos Vassilopoulos resigned as Secretary and Director of the Company, effective January 13, 2014. His letter did not indicate any disagreement with management and stated his resignation was “due the fact that the agreement I had with the company expired last week.”

2
In response to your comment concerning potential new business pursuits, we have added the following:

Continuing and New Operations

The Company is in the process of transitioning into a holding company. In that connection, the Company is currently actively looking for potential acquisition candidates in various industries including but not limited to pharmaceutical industry and related pharmaceutical logistics companies that fill prescriptions, food industry, and insurance industry.  We have identified and had discussions with several potential candidates.  However, as such acquisitions will require that we file audited financial statements of all our operations, including any acquired business, the first step in the potential acquisition process is to ascertain whether we can obtain audited financials of a company if we were to acquire them.  As of the date of this Report, we do not have any binding agreements, commitments or understandings with any potential acquisition candidates. Further, as previously disclosed, we are continuing our real estate business plan, however at the time of the acquisition we do not have any real estate operations.  We are also focused on growing the business of our new subsidiary Amplerissimo.

3
We have updated the GreenEra disclosure with the following:

Until the day of this filing there have been no other developments concerning the agreement with GreenEra Ltd.  The Company’s agreement with GreenEra expired on December 31, 2013, and the Company is not incurring additional costs from the GreenEra project after the expiration of the agreement.  As of the date of this Report, the Company has incurred a liability in the amount of $165,000 associated with the GreenEra. The Company is still in discussions with GreenEra Ltd. regarding locating and evaluating new leases for carbon credit projects in Brazil but has no binding agreement, commitment or understanding with them at this time.

4
We hereby confirm to us that our Form 10-Q for the period ended September 30, 2013 was reviewed by our new auditor, MaloneBailey LLP, prior to being filed on December 9, 2013. We received confirmation from MaloneBailey LLP on this issue.

On this comment, the Company fully understands it may not file any report Form 10-Q containing financial statements that have not been reviewed by our auditor, as required by SEC rules and regulations.

5
We have included substantially revised and updated language in response to this comment, as follows:

The funds we currently possess are for services that the company has already rendered. For the reasons described below, we know that we do not have any outstanding obligations under our originally informal or undocumented arrangements with respect to such funds. There is a significant potential adverse impact on the value of prospective investors holdings in that our inability to substantiate revenues may be such that the value of such investors stock could materially decline if we are never able to substantiate revenues by meeting GAAP requirements for revenue recognition, as described herein, and thus do not report revenue even for cash we have received from customers that is actually in our bank account.

As such, the potential inability to recognize revenue on our financial statements may hurt current shareholders or future investors in that cash we have in the bank and accounts receivable from customers will not show on our financial statements. However, since the date of the filing of our last Report on Form 8-K/A on January 3, 2014 and supplemental correspondence dated January 13, 2014 to the SEC staff on matters raised independently by M&K CPAS, PLLC after the Report on Form 8-K/A on January 3, 2014 was filed, due to actions undertaken by the Company directly and through its SEC legal counsel and through independent actions taken by the Company’s current auditor Malone Bailey LLP, the Company now believes it is significantly less likely that it will be not able to substantiate the existence of the Company’s customers and meet the requirements under GAAP to recognize revenue from Amperlissimo’s customers. These actions include:

1. The receipt by the Company of opinion letters by attorneys for both of Amperlissimo’s customers for whom revenue recognition was in issue. These legal opinions state the following:

Mellenia International Group Ltd

• The Company is duly incorporated under the laws of the British Virgin Islands with registration number 1775687.
• The Company is validly incorporated under the BVI Business Companies Act 2004 of the British Virgin Islands and is an active company.
• The sole director of the Company is Mrs. Marie Pasvandi … .
• The secretary of the Company is D.A. SECRETARIAL LTD, ofLimassol, Cyprus.
• The director is responsible for the management of the Company's business for which purpose they may exercise all the powers of the Company.
• Τhe Company has entered in an agreement (which agreement was adopted by the Company in accordance with the sole director's resolution attached as ANNEX I) (the “Agreement”) with AMPLERISSIMO LTD, a company registered under the Laws of Cyprus [filed as Exhibit 10.1 to the Company’s Report on Form 8-K/A on November 14, 2013].
• The above Agreement constitutes, and all other agreements contemplated thereby will constitute, when executed and delivered by the Company in accordance therewith (and assuming due execution and delivery by the other parties hereto), the valid and binding obligations of the Company, enforceable in accordance with their respective terms, subject to general principles of equity and bankruptcy or other laws relating to or affecting the rights of creditors generally under the laws of British Virgin Islands
• The making and performance of the Agreements (including all payments to be made by the Company to AMPLERISSIMO LTD), by the Company will not (i) conflict with the Memorandum and Articles of Association of the Company; (ii) violate any order, writ, injunction, or decree applicable to the Company; or (iii) would otherwise in any way violate the laws, rules and regulations of the British Virgin Islands.

Spot Telecommunications & Trade Ltd

• Spot Telecommunications & Trade Ltd … was duly incorporated under the laws of England on 3 September 2010
• The Company is validly incorporated under the Companies Act 2006 and is an active company.
• The sole directors of the Company are … Paul Robert Goldman, Pedregal Services Ltd, and Bonalbo Fiduciaries (Cyprus). …
• The directors of the Company are responsible for the management of the Company's business for which purpose they may exercise all the powers of the Company.

2. The Company furnished MaloneBailey, its current independent auditor, with “Receipt of Service Confirmations” listing the work the Company had performed and asking for confirmation that an authorized signatory of the Company confirm that Amperlissimo has provided the referenced services and these services are complete and acceptable. It also asks for confirmation that no further obligation of Amperlissimo exists and all amounts paid to Amperlissimo. We are advised by Malone Bailey that these were sent by them and signed responses were to be sent back directly to them. As of the date of this report, M&B furnished to Company counsel and the Company copies of the “Receipt of Service Confirmations” from Amperlissimo’s two customers for all work performed by Amperlissimo as sent out and received by Malone Bailey following the independent sending and receipt of these “Receipt of Service Confirmations,” all of which were manually signed by an authorized director of each Company as named in the legal opinions in Point 1 above.

The Company will use all of the above information in determining whether or not revenues actually received or to be received from Amperlissimo’s two clients can be reported on the Company’s financial statements in accordance with U.S. GAAP requirements, as previously explained in prior 8-K and 8-K/A filings with the SEC and this 8-K/A filing as well.

We have also modified prior disclosure to the following disclosure:

On December 31, 2013 we had received from our clients for unpaid invoices €680,000 or about $907,000 and had in our bank accounts, some kept in Euros and others in dollars, €587,626 & $49,895 totaling to about $854,900. We believe, based upon these amounts and upon the facts and documentation cited above, that the funds that we have collected until the day of this filing will be sufficient to allow us to pay off the $490,478 of accounts payable that we incurred for consulting services that we received as of December 31, 2013, the same amount that existed at June 30, 2013.

6
We have added language in response to this comment as follows:

Based upon all of the foregoing set forth above, that the $832,000 amount at June 30, 2013 reported in our prior filing on Form 8-K/A which had increased to $854, 590 we anticipate utilizing to satisfy consulting expenses may be subject to further adjustment in the event you have not satisfied the obligations of your client. However, based upon our disclosure of additional actions taken and legal opinions and responses received since the date of the filing of our last Report on Form 8-K/A on January 3, 2014, all as set forth in detail above, we believe that these amounts are significantly unlikely to be subject to further adjustment in the event we have not satisfied the obligations of our client.

7
Counsel for the Company personally takes responsibility for the situation which caused this comment. It is the result of an unintentional scrivener error. Counsel was unaware of this issue until he received the SEC Comment Letter. He then reviewed and compared the “Revenue Recognition” section of M&K CPAS, PLLC’s audit which appeared the Company’s original Form 8-K on this acquisition filed on October 10, 2013 and the “Revenue Recognition” section of M&K CPAS, PLLC audit which appeared in the Company’s Form 8-K/A filed on January 3, 2014. They are indeed different. The “Revenue Recognition” section of M&K CPAS, PLLC’s audit which appeared the October 10, 2013 Form 8-K is the correct language and the “Revenue Recognition” section of M&K CPAS, PLLC audit which appeared in the Form 8-K/A filed January 3, 2014 contained incorrect language.

This unintentional and inadvertent scrivener error that Company Counsel believes caused the SEC to make this Comment 7 arose from Company Counsel’s attempt to assure that all revenue recognition language was conformed in the Company’s Form 8-K/A on October 10, 2013. This was done by Company Counsel through a “find/replace” with inadvertently replaced the October 10, 2013 Revenue Recognition language in M&K CPAS, PLLC audit filed as Exhibit 99.1 thereto This filing corrects the scrivener error by including in this filing on Form 8-K/A the “Revenue Recognition” language in M&K CPAS, PLLC’s audited financial statements filed as Exhibit 99.1 hereto, which matches the “Revenue Recognition” section of M&K CPAS, PLLC’s audit which appeared the October 10, 2013 Form 8-K.

Company Counsel notes that after the Company’s Form 8-K/A was on January 3, 2014, representatives of M&K CPAS, PLLC’s contacted the Company and indicated that they, M&K, believed in effect that they had the right and obligation to review and Consent to any SEC filing containing their audited financial statements and this had not been done with respect to the Company’s Form 8-K/A filed on January 3, 2014. In fact, the Company’s counsel had inadvertently and unintentionally failed to show the Company’s Form 8-K/A filed on January 3, 2014 to M&K CPAS, PLLC prior to filing. Thus, the Company granted and in fact paid M&K CPAS, PLLC for a review of the filing as they requested, and the Company promised to make any changes to the filing the M&K felt were required. Although M&K requested additional communication be made to the SEC by correspondence, which was done and filed after review and consent by M&K, at no time in any communications between the Company and M&K on this issue did M&K request that the revenue recognition language which appeared their audit filed as Exhibit 99.1 to the Company’s Form 8-K/A on January 3, 2014 be replaced.

The Company notes that its current Revenue Recognition policy is more accurately reflected in the discussion of this issue in this filing of Form 8-K/A, in discussion of this issue in the Form 8-K/A filed on January 3, 2014 and in the Company’s Form 10-Q for the period ended September 30, 2013 filed with the SEC on December 9, 2014.

Notwithstanding any of the foregoing, Counsel apologizes to all parties including the Staff of the SEC for any inconvenience this unintentional scrivener error, now corrected, has caused.

8
We have added the following language in the middle of the last paragraph of MDA, as follows:

Prior to being acquired by us Amperlissimo, acted on an oral basis with its customers and the verification that the services had been accepted by our client and subsequently that the services have been provided in full and the customers have accepted the services was made by the Company’s director over the phone. Currently we follow a different procedure. As of the date of this filling the Company has implemented a policy whereby the company will provide services only if requested in a written Purchase Order from a customer and, after rendering the requested services, will submit a written form to our client which an authorized officer or director of our client executes and returns to us which will serve as a written confirmation to us that services have been accepted by our client and that the services have been provided in full and the customers have accepted the services..